Exhibit 99.1

News release

cenovus
ENERGY

Cenovus reports 2020 fourth-quarter and full-year results

Calgary, Alberta (February 9, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) responded to extreme oil price volatility in 2020 by quickly reducing capital spending as well as strategically managing oil sands production and purchasing curtailment credits to achieve increased output when prices were more favourable. The company generated positive free funds flow in the fourth quarter, partially offsetting the impact of low oil prices on its full-year results. Cenovus's planned combination with Husky Energy, announced in the fourth quarter, closed January 1, 2021. The company exited 2020 with net debt of $7.2 billion.

"In a year of unprecedented challenges for our industry, we demonstrated the flexibility, strength and reliability of our operations by adapting our capital and operating plans, including leveraging the dynamic storage capabilities of our oil sands reservoirs, transportation optionality and marketing activities to help preserve liquidity," said Alex Pourbaix, Cenovus President & Chief Executive Officer. "We believe our compelling combination with Husky will provide even greater ability to reduce free funds flow volatility and accelerate debt reduction and returns to shareholders."

Cenovus released its 2021 budget in late January. The budget includes sustaining capital of approximately $2.1 billion to deliver upstream production of approximately 755,000 barrels of oil equivalent per day (BOE/d) and downstream throughput of approximately 525,000 barrels per day (bbls/d). The company also expects to achieve nearly $1 billion of synergies this year as a result of the recent transaction with Husky, putting Cenovus firmly on track to reach its planned $1.2 billion in annual run-rate synergies by the end of 2021.

Financial & production summary						
(for the period ended December 31)	**2020 Q4**	2019 Q4	% change	**2020 Full year**	2019 Full year	% change
Financial ($ millions, except per share amounts)						
Cash from (used in) operating activities	**250**	740	-66	**273**	3,285	-92
Adjusted funds flow[1, 2]	**341**	687	-50	**147**	3,702	-96
Per share diluted	**0.28**	0.56		**0.12**	3.01	
Free funds flow[1, 2]	**99**	370	-73	**-694**	2,526	
Operating earnings (loss)[1]	**-551**	-164		**-2,604**	456	
Per share diluted	**-0.45**	-0.13		**-2.12**	0.37	
Net earnings (loss)	**-153**	113		**-2,379**	2,194	
Per share diluted	**-0.12**	0.09		**-1.94**	1.78	
Capital investment	**242**	317	-24	**841**	1,176	-28
Production (before royalties)						
Oil sands (bbls/d)	**380,693**	374,132	2	**381,723**	354,257	8
Conventional liquids[3] (bbls/d)	**24,587**	26,197	-6	**26,757**	26,673	
Total liquids[3] (bbls/d)	**405,280**	400,329	1	**408,480**	380,930	7
Total natural gas (MMcf/d)	**369**	403	-8	**379**	424	-11
Total production (BOE/d)	**467,202**	467,448		**471,740**	451,680	4

[1] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.
[2] The prior period has been reclassified to conform with the current period treatment of non-cash inventory write-downs.
[3] Includes oil and natural gas liquids (NGLs).

Health and safety performance

In response to the COVID-19 pandemic in 2020, Cenovus moved to essential staffing at its field sites and gave office staff the flexibility to work remotely, followed by mandatory work-from-home measures for its office staff based on evolving guidance from public health officials. The company also established comprehensive COVID-19 protocols, including enhanced cleaning and physical distancing measures. Staffing levels have now largely returned to normal at Cenovus's field operations and the company continues to evolve COVID-19 measures at all its worksites based on the direction of government, public health officials and the company's internal health and safety experts.

In 2020, Cenovus continued to deliver industry-leading safety performance through its culture of continuous improvement and focus on risk management and asset integrity. The company achieved year-over-year improvements at its operations for significant incident frequency (SIF) and process safety events. The company recorded a SIF of 0.01 compared with 0.14 in the previous year and two process safety events compared with eight in 2019.

Business flexibility and financial discipline

With significantly reduced global oil demand due to the COVID-19 pandemic, benchmark oil prices faced unprecedented volatility in 2020, resulting in the company's average realized crude oil sales price of $28.82 per barrel (bbl) compared with $53.95/bbl the previous year.

To preserve its financial resilience, in March and April Cenovus reduced its planned 2020 capital spending by a total of about 43%. Anticipating the beginning of a recovery in commodity prices during the second quarter, the company proactively acquired curtailment credits to increase output above the Government of Alberta's mandatory production limits and leveraged the flexibility of its business to ramp production back up. This included reaching peak production rates at the company's oil sands operations in June and restarting its crude-by-rail program to maximize cash flows in response to tighter Alberta light-heavy oil differentials and the further strengthening of commodity prices later in the year.

Financial results

Cenovus recorded cash from operating activities of $273 million in 2020 compared with $3.3 billion in 2019. The company generated full-year adjusted funds flow of $147 million compared with $3.7 billion a year earlier. It reported a free funds flow shortfall of $694 million in 2020, largely driven by the collapse in crude oil prices, compared with free funds flow of $2.5 billion in 2019. Cenovus generated free funds flow of $99 million in the fourth quarter of 2020, which included a $100 million ($0.08 per share) non-cash provision related to the Keystone XL pipeline project.

The company had a full-year operating loss of $2.6 billion and a net loss of $2.4 billion compared with operating earnings of $456 million and net earnings of $2.2 billion in 2019. The operating loss was due, in part, to higher depreciation, depletion, and amortization (DD&A) that included impairment charges of $555 million in the Conventional business due to lower forward commodity prices and changes to future development plans as well as an impairment charge of $450 million associated with the Borger Refinery, which the company co-owns with the operator, Phillips 66. In the fourth-quarter of 2020 compared with the same period a year earlier, Cenovus had an operating loss of $551 million compared with an operating loss of $164 million and a net loss of $153 million compared with net earnings of $113 million.

Cenovus exited 2020 with net debt of $7.2 billion and $4.5 billion of available committed credit facilities. Following the close of the Husky transaction on January 1, 2021, the company had net debt of approximately $13.1 billion, including the fair valuation of Husky's debt upon close, as well as $8.2 billion in available committed credit facilities with no maturities on its long-term bonds until April 2022.

Following the completion of the transaction with Husky, Cenovus received credit rating upgrades. Moody's Investors Service upgraded Cenovus to investment grade Baa3 with a 'negative' outlook from Ba2 with a 'negative' outlook, while DBRS Limited upgraded the company to BBB from BBB (low), with a 'stable' trend. At S&P Global Ratings, Cenovus's BBB- rating was confirmed and the outlook revised to 'stable' from 'negative'. Fitch Ratings maintained its BB+ rating with a return to a 'positive' outlook.

Operating highlights

Cenovus's upstream and refining assets continued to deliver safe and reliable operational performance throughout 2020. Planned maintenance and repair work at the company's oil sands operations partially offset production increases. Cenovus expanded the original planned scope for its Conventional drilling program, while remaining within the range of its reduced 2020 budget. The company's refining assets ran at reduced crude oil run rates due to lower refined product demand and pricing resulting from the COVID-19 pandemic.

Oil sands

In 2020, Cenovus achieved average oil sands production of 381,723 bbls/d for the year, up 8% from 354,257 bbls/d in 2019 when Cenovus volumes were reduced to match limits under the Government of Alberta's curtailment program. Fourth quarter production increased 2% to 380,693 bbls/d from the same period a year earlier as the company purchased production curtailment credits to produce above the government's output limits before mandatory curtailment ended in early December.

Oil sands operating margin declined in 2020 to $1.1 billion from $3.5 billion in 2019, largely due to lower average realized crude oil sales prices, the use of higher priced condensate when the market was declining early in the year and realized risk management losses of $268 million compared with $23 million in 2019.

Non-fuel per-unit operating costs in 2020 declined 13% at Christina Lake and 4% at Foster Creek compared with 2019. Combined full-year oil sands per-unit operating costs were $7.84/bbl, down 4% from the previous year. The year-over-year reduction in per-barrel costs was primarily due to increased volumes, lower turnaround costs at Christina Lake in 2020 compared with the previous year and reduced repairs and maintenance activity at Foster Creek with the implementation of COVID-19 safety measures that limited site personnel numbers to help curb potential spread of the virus. Total oil sands per-unit operating costs were $8.70/bbl in the fourth quarter, up 8% from the same quarter in 2019, driven largely by higher natural gas prices and increased repairs and maintenance costs, primarily related to a planned turnaround at Christina Lake and planned maintenance and operational outages at Foster Creek.

After suspending its crude-by-rail program in early 2020, Cenovus ramped up activity in the fourth quarter to take advantage of improving market conditions. With resumption of the rail program, Cenovus exited December with average loading of nearly 28,000 bbls/d of its own crude oil for transport by rail for the month plus nearly 10,000 bbls/d for third parties. For the full year, the company loaded an average of more than 30,000 bbls/d of which more than 29,000 bbls/d were Cenovus volumes.

Cenovus's oil sands facilities continue to operate at industry-leading steam-to-oil ratios (SORs). At Christina Lake, the full-year 2020 SOR was approximately 2.0, unchanged from 2019. The SOR at Foster Creek was 2.8, consistent with the previous year. The company continues to optimize steam use across its oil sands operations to minimize SORs and greenhouse gas emissions intensity through continuous improvement in operational practices and the application of technology.

Conventional

Conventional production averaged 89,932 BOE/d in 2020, an 8% decrease from full-year 2019. The year-over-year decrease was due to natural declines from reduced capital investment, partially offset by production from the Marten Hills heavy oil asset. Cenovus successfully divested Marten Hills in the fourth quarter of 2020 and has maintained an interest in the asset through its investment in Headwater Exploration Inc., which acquired the property, as well as a gross overriding royalty that allows Cenovus to benefit from future development.

Cenovus increased capital investment for Conventional by $30 million in the fourth quarter, relative to its revised 2020 guidance issued in April, to conduct a two-rig drilling program. The program is targeting low-risk, high-return development wells near natural gas plants owned and operated by the company, to take advantage of higher commodity prices during the winter heating season. Notwithstanding the increase, full-year capital investment in the company's Conventional segment of $78 million was 24% lower than in 2019, primarily due to reduced expenditures for facilities as well as lower overall drilling and completions. The company continues to take a disciplined approach to the development of its Conventional assets.

Total Conventional operating costs decreased 6% to $318 million in 2020 compared with 2019. Per-barrel operating costs averaged $8.99/BOE compared with $8.79/BOE in 2019, primarily due to an 8% decrease in sales volumes, partially offset by optimizing operations, focusing on critical repairs and maintenance activities and leveraging the company's processing and pipeline infrastructure.

Refining and marketing

At Cenovus's Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator Phillips 66, crude oil runs were reduced compared with 2019 in response to lower product demand and pricing due to the COVID-19 pandemic. Crude runs averaged 372,000 bbls/d in 2020, a decrease of 16% from 2019.

Cenovus had a full-year refining and marketing operating margin shortfall of $388 million, compared with an operating margin of $737 million in 2019. The decrease was primarily due to reduced market crack spreads, lower crude oil runs and crude advantage, partially offset by lower operating costs. The fourth quarter refining and marketing operating margin shortfall was $73 million, compared with an operating margin of $109 million in the same quarter of 2019.

Cenovus's refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $124 million lower in 2020, compared with $140 million lower in 2019.

Sustainability

Cenovus remains committed to world-class safety performance and environmental, social and governance (ESG) leadership. This includes an ongoing commitment to transparent performance reporting, an ambition to achieve net zero emissions by 2050 and a plan to set ambitious new ESG targets for the combined company later in 2021.

Reserves

Cenovus's proved and probable reserves are evaluated each year by independent qualified reserves evaluators (IQREs). At the end of 2020, Cenovus's proved reserves decreased 1% to approximately 5.0 billion BOE, while proved plus probable reserves decreased 3% to about 6.7 billion BOE. Proved bitumen reserves were approximately 4.8 billion barrels, largely unchanged from 2019, while proved plus probable bitumen reserves decreased 1% to approximately 6.3 billion barrels. Cenovus's reserve life index (RLI) for proved reserves is approximately 29 years, and its RLI for proved plus probable reserves is approximately 39 years.

Cenovus's 2020 proved reserves finding and development (F&D) costs were $4.82/BOE, excluding changes in future development costs, down 36% from 2019 and reflect decreased capital spending. Three-year average proved reserves F&D costs were $5.16/BOE, excluding changes in future development costs.

More details about Cenovus's reserves and other oil and gas information is available in the Advisory, the company's Management's Discussion & Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2020, which are available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus's website at cenovus.com.

Dividend

For the first quarter of 2021, the Board of Directors declared a dividend of $0.0175 per share, payable on March 31, 2021 to common shareholders of record as of March 15, 2021. The Board also declared a first quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on March 31, 2021, to shareholders of record as of March 15, 2021 as follows:

Preferred shares dividend summary		
(for the period ended March 31)	Rate (%)	Amount ($/share)
Share series		
Series 1	2.404	0.15025
Series 2	1.839	0.11336
Series 3	4.869	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus's common and preferred shares will be designated as "eligible dividends" for Canadian federal income tax purposes. Declaration of dividends to common shareholders is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus year-end disclosure documents

Today, Cenovus is filing its audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission. Copies of these documents will be available today on SEDAR at sedar.com, EDGAR at sec.gov (for the Form 40-F) and the company's website at cenovus.com under Investors. They can also be requested free of charge by email at investor.relations@cenovus.com.

Husky year-end disclosure documents

Today, Husky Energy Inc., which became a wholly owned subsidiary of Cenovus on January 1, 2021, is filing its audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. Husky is also filing its Annual Report on Form 40-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission. Copies of these documents will be available today on SEDAR at sedar.com, EDGAR at sec.gov (for the Form 40-F) and Husky's website at huskyenergy.com under Investors.

ADVISORY

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency

conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Finding and Development Costs

Finding and development (F&D) costs are calculated by dividing the sum of total exploration and development costs incurred in 2020 in respect of the relevant product types by the sum of total additions and revisions for the applicable category of reserves in the same period. The additions and revisions for the applicable category of reserves for the period are determined by Cenovus's IQREs, effective December 31, 2020, and for purposes of determining F&D costs, exclude changes resulting from acquisitions, dispositions and production. F&D costs provide an indication of the unit cost of finding and developing new reserves. F&D costs do not have a standardized meaning and are defined differently by different companies and as such are not comparable to similar measures presented by other issuers.

Reserves Estimates

Estimates of reserves referenced in this release were prepared effective December 31, 2020 by IQREs, based on the Canadian Oil and Gas Evaluation Handbook and in compliance with the requirements of *National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities*. Estimates are presented using an average of the January 1, 2021 price forecasts from three IQREs. For additional information about Cenovus's reserves and other oil and gas information, see "Reserves Data and Other Oil and Gas Information" in Cenovus's AIF and Annual Report on Form 40-F for the year ended December 31, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, operating earnings (loss) and net debt, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Audited Consolidated Financial Statements for the year ended December 31, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to "Non-GAAP Measures and Additional Subtotals" on page 1 of Cenovus's MD&A for the period ended December 31, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as "achieve", "ambition", "ambitious", "committed", "commitment", "continue", "deliver", "expect", "on track", "plan", "remain", "target" and "will" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: Cenovus's positioning to reduce free funds flow volatility, strengthen its balance sheet, accelerate the pace of deleveraging and returns to shareholders; upstream production and downstream throughput; achieving synergies as a result of the Husky transaction by the end of 2021; continued development of COVID-19 pandemic measures at Cenovus's worksites; Cenovus's approach to operations of its oil sands assets and the development of its Conventional assets; commitments to world-class safety performance and ESG leadership, including Cenovus's commitment to transparent performance reporting, its ambition to achieve net zero emissions by 2050 and plans to set new ESG targets for the combined company; and all statements related to the company's 2021 guidance.

Statements relating to "reserves" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the term "reserves life index" may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not reflect the actual life of the reserves.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: Cenovus's ability to realize the anticipated benefits of the Husky transaction and to successfully integrate the business of Husky, including new business activities, assets, operating areas, regulatory jurisdictions, personnel and business partners for Cenovus; the accuracy of any assessments undertaken in connection with the Husky transaction and any resulting pro forma information; forecast oil and natural gas, NGLs, condensate and refined products prices, and light-heavy crude oil price differentials; projected capital investment levels and associated sources of funding; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to Cenovus's share price and market capitalization over the long term; the sufficiency of existing cash balances, internally generated cash flows, existing credit facilities, management of Cenovus's asset portfolio and access to capital markets to fund current and future obligations; production from Cenovus's Conventional segment will provide an economic hedge for the natural gas required as a fuel source at both Cenovus's oil sands and refining operations; future narrowing of crude oil differentials; the ability of Cenovus's refining capacity, dynamic storage, existing pipeline commitments, financial hedge transactions and plans to ramp up crude-by-rail loading capacity to partially mitigate a portion of Cenovus's Western Canadian Select (WCS) crude oil volumes against wider differentials; Cenovus's ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; Cenovus's ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development programs or stages thereof; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; Cenovus's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; Cenovus's ability to access sufficient capital and insurance coverage to pursue development plans; the political, economic and social stability of jurisdictions in which Cenovus operates; the absence of significant disruption of operations, including as a result of harsh weather, natural disaster, accident, civil unrest or other similar events; forecast inflation and other assumptions inherent in Cenovus's 2021 guidance available on cenovus.com; Cenovus's ability to access and implement all technology and equipment necessary to achieve expected future results, and that such results are realized.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information, include, but are not limited to: the effect of the COVID-19 pandemic on Cenovus's business, including any related restrictions, containment, and treatment measures taken by varying levels of government in the jurisdictions in which we operate; the success of Cenovus's COVID-19 pandemic workplace policies; Cenovus's ability to realize the anticipated benefits of the Husky transaction and to successfully integrate Husky's business with its own in a timely manner and cost effective manner or at all; unforeseen or undisclosed liabilities associated with, and accuracy of any assessments undertaken in connection with, the Husky transaction and any resulting pro forma information; the accuracy of historical information provided by Husky; the effect of the Husky transaction on relationships with customers, suppliers and other third parties; Cenovus's ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results; the impact of production agreements among OPEC and non-OPEC members; foreign exchange risk, including related to agreements denominated in foreign currencies; the effectiveness of

Cenovus's risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of Cenovus's liquidity position; the accuracy of estimates regarding commodity prices, operating and capital costs, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; the accuracy of Cenovus's share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in Cenovus's marketing operations; risks inherent in the operation of Cenovus's crude-by-rail terminal, including health, safety and environmental risks; Cenovus's ability to maintain desirable ratios of net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and net debt to capitalization; Cenovus's ability to access various sources of insurance coverage and debt and equity capital, generally, and on acceptable terms; Cenovus's ability to finance growth, capital expenditures and dividends, including any increases thereto; changes in credit ratings applicable to Cenovus or any of its securities; the accuracy of reserves estimates, future production and future net revenue estimates; the accuracy of accounting estimates and judgments; Cenovus's ability to replace and expand oil and gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development; Cenovus's ability to maintain relationships with its partners and to successfully manage and operate its integrated operations and businesses; reliability of Cenovus's assets ability to successfully complete development programs; refining and marketing margins; the cost and availability of equipment necessary to Cenovus's operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry's and Cenovus's reputation, social licence to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying production or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to Cenovus's business, including potential cyberattacks; risks associated with climate change and Cenovus's assumptions relating thereto; Cenovus's ability to access markets and secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus's ability to attract and retain, critical talent; changes in labour demographics and relationships; government actions to curtail energy operations or pursue broader climate change agendas; adverse changes to, or interpretation of, applicable laws or regulatory frameworks and the impact thereof and the costs associated with compliance; the political, social and economic conditions in the jurisdictions in which Cenovus operates or supplies; the occurrence of unexpected events resulting in operational interruptions, including blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics, pandemics, and catastrophic events, including, but not limited to, war, extreme weather events, natural disasters, iceberg incidents, acts of vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus's material risk factors, refer to "Risk Management and Risk Factors" in Cenovus's MD&A and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). Additional information concerning Husky's business and assets as of December 31, 2020 may be found in Husky's MD&A and AIF (available on SEDAR at sedar.com and on EDGAR at sec.gov).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company's preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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